SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 1, 2022, with respect to the registrant’s results of operations for the second quarter of FY2023 ended September 30, 2022.

II.	English translation of the Notice Concerning the Distribution of Interim Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on November 1, 2022.

III.

English translation of the Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 1, 2022.

IV.

English translation of a press release dated November 1, 2022 with respect to the notice concerning the status of the repurchase of shares of our common stock, as filed by the registrant with the Tokyo Stock Exchange on November 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Masayoshi Hachisuka
	Name:	Masayoshi Hachisuka
	Title:	General Manager,
Capital Strategy & Affiliated Companies Finance Division

Date: November 1, 2022